NO ACT

PE
1-20-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025698

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 2 1 2012

Washington, DC 20549

March 21, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-12

Jimmy Yang
Merck & Co., Inc.
jimmy.yang5@merck.com

Re: Merck & Co., Inc.
Incoming letter dated January 20, 2012

Dear Mr. Yang:

This is in response to your letter dated January 20, 2012 concerning the shareholder proposal submitted to Merck by Laszlo R. Treiber. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Laszlo R. Treiber

*** FISMA & OMB Memorandum M-07-16 ***

March 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated January 20, 2012

The proposal seeks to have the company "file criminal charges against and prosecute all individuals, whose actions or inactions resulted in Merck's guilty plea."

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations. In this regard, we note that the company is presently involved in litigation relating to the subject matter of the proposal. Proposals that would affect the conduct of ongoing litigation to which the company is a party are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Merck relies.

Sincerely,

Erin Purnell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Office of Corporate Staff Counsel

Merck
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100
T 908 423 1000
F 908 735 1218
merck.com

January 20, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal from Laszlo R. Treiber

Ladies and Gentlemen:

Merck & Co., Inc., a New Jersey corporation ("Merck" or the "Company"), received a shareholder proposal (the "Proposal") from Laszlo R. Treiber, Ph. D (the "Proponent"), for inclusion in the proxy materials for the Company's 2012 Annual Meeting of Stockholders (the "Proxy Materials").

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Commission on or after April 10, 2012. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials for the following reasons, each of which in and of itself should be sufficient:

- Pursuant to Rule 14a-8(i)(7) because it relates to ordinary business operations.
- Pursuant to Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company.

BACKGROUND

On December 6, 2011, the Company received a letter dated December 3, 2011 from the Proponent which included a shareholder proposal for inclusion in the Company's Proxy Materials. A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit 1. On December 16, 2011, within 14 days of receiving the Proposal, the Company notified the Proponent that the Proposal was deficient for including more than one proposal in violation of Rule 14a-8(c). A copy of the notification is attached to this letter as Exhibit 2. The Proponent sent a revised Proposal via certified mail on December 22, 2011. A copy of the revised Proposal is attached to this letter as Exhibit 3. The Proponent requests the Company's Proxy Materials include the following proposal:

> RESOLVED: I propose that Merck & Co. file criminal charges against and prosecute all individuals, whose actions or inactions resulted in Merck's guilty plea.

The Proponent is a former Company employee whose employment was terminated in 1999. Every year since 2000, he has submitted a shareholder proposal seeking to require the Company to inform shareholders and others about various aspects of disputes within the Company or to otherwise address various aspects of the Company's ordinary business operations, such as supervision of its employees, management of Company assets, and conduct of a legal compliance program. In each instance, the Division of Corporation Finance (the "Staff") has agreed that the Company may exclude the Proponent's proposal. See *Merck & Co., Inc.* (February 10, 2011) (excludable because proponent failed to meet eligibility requirements); *Merck & Co., Inc.* (May 4, 2010) (excludable because Merck received it after the deadline for submitting proposals); *Merck & Co., Inc.* (February 3, 2009) (excludable as relating to ordinary business operations (i.e., litigation strategy)); *Merck & Co.,Inc.* (January 11, 2008) (excludable as relating to ordinary business operations (i.e., management of the workplace)); *Merck & Co., Inc.* (December 21, 2006) (excludable as relating to ordinary business operations); *Merck & Co., Inc.* (December 19, 2005) (excludable as relating to ordinary business operations (i.e., management of the workplace)); *Merck & Co., Inc.* (January 19, 2005) (excludable as relating to ordinary business operations (i.e., management of the workplace)); *Merck & Co., Inc.* (January 16, 2004) (excludable as relating to ordinary business operations (i.e., management of the workplace)); *Merck & Co., Inc.* (January 23, 2003) (excludable as relating to a personal claim or grievance); *Merck & Co., Inc.* (March 7, 2002) (excludable as relating to ordinary business operations (i.e., management of the workforce)) and *Merck & Co., Inc.* (February 9, 2001) (excludable as relating to its ordinary business operations (i.e., the decision to dismiss employees).

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Relates to Ordinary Business Operations

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. As the Commission stated in its release adopting the 1998 amendments to Rule 14a-8, the approach to this exclusion is consistent with the corporation laws of most states "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 34-40018 (May 21, 1998).

The Company is involved in ongoing litigation involving various claims related to Vioxx. See the Company's Annual Report on Form 10-K for the year ended December 31, 2010 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011. The Proposal seeks to direct the Company to take legal action against current and former employees which could, if implemented, interfere significantly with the Company's current litigation strategy and it would adversely affect the Company's position in the litigation by requiring the Company to take actions that may be contrary to its litigation defenses.

The Staff has stated repeatedly that proposals related to a company's decision to defend itself in litigation, and its strategies for how it will conduct that litigation, are part of its ordinary business operations and that shareholder proposals related to such matters are excludable under Rule 14a-8(i)(7). See *Point Blank Solutions, Inc.* (March 10, 2008) (proposal seeking to direct certain aspects of the company's litigation strategy and decisions, including initiation and settlement of litigation, excludable as ordinary business operations); *Reynolds American Inc.* (March 7, 2007) (proposal requesting that the company provide information on the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke free excludable as ordinary business operations because it relates to the company's litigation strategy); *AT&T Inc.* (February 9, 2007) (proposal requesting that the board issue a report containing, among other things, specified information regarding disclosure of customer communications to certain governmental agencies excludable as relating to ordinary business operations (i.e., litigation strategy)); *The Coca-Cola Company* (January 29, 2007) (proposal requesting that the company compensate a party to current litigation for losses that are connected to the subject matter of the litigation excludable as relating to ordinary business operations (i.e., litigation strategy)); *NetCurrents, Inc.* (May 8, 2001) (proposal requiring the company to file suit against two individuals excludable as relating to ordinary business operations (i.e., litigation strategy)) and *Microsoft Corporation* (September 15, 2000) (proposal calling for the company to file a class action suit against the Unites States Federal Government and the U.S. Department of Justice excludable as relating to ordinary business operations (i.e., the conduct of litigation)).

Because the Proposal seeks to direct the Company's strategy and decisions related to ongoing litigation, we believe the Proposal properly should be excluded under rule 14a-8a(i)(7).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4) As It Relates To A Personal Claim or Grievance

The Proponent was employed by the Company in its research department for over twenty years. His employment was terminated in 1999. Every year since 2000 he has submitted a shareholder proposal alleging various improprieties by the Company and its personnel, and every year the Staff has agreed there was some basis to exclude the proposal. The Proponent continues his campaign to seek redress of a personal claim or grievance that he has against the Company and senior members of the Company's research division. The Staff repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. See *General Electric Company* (January 12, 2007) (proposal related to certification requirements of Sarbanes-Oxley excludable under Rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large); *Merck & Co., Inc.* (January 23, 2003) (proposal from the Proponent was excludable under Rule 14a-8(i)(4)); *ConocoPhillips* (March 7, 2008) (proposal to establish a special committee to oversee an investigation of the company) and *Texaco, Inc.* (March 18, 1993) (proposal regarding limits on executive and consultant compensation).

The Proposal is another variation on the substance of the proposals the Proponent has been submitting pursuant to Rule 14a-8 since his employment with the Company was terminated. The Company believes that the Proponent continues to use submission of these proposals alleging various improprieties by the Company and its personnel as a tactic designed to redress an existing personal grievance. In particular, as evidenced not only by the Proposal itself but further by the supporting statement, as in previous years, this Proponent is using this Proposal to attack the competence, integrity and ethical standards of Company management. Accordingly, we believe that this Proposal properly may be excluded under Rule 14a-8(i)(4) as related to the redress of a personal claim or grievance against the Company or designed to result in a benefit to the Proponent or further a personal interest, which benefit or interest is not shared with other security holders at large.

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials for the reasons set forth herein.

If you have any questions or require any further information, please contact me by phone at 908-423-5744 or my email at jimmy.yang5@merck.com. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,

Jimmy Yang
Legal Director

EXHIBIT 1

Office of the Secretary

DEC 0 6 2011

Laszlo R. Treiber, Ph. D

*** FISMA & OMB Memorandum ***

December 3, 2011

Ms. Debra A. Bollwage
Assistant Secretary
Merck & Co., Inc.
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Dear Ms. Bollwage:

Enclosed please find my Proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2012. I express my intention to hold *New* Merck securities valued at least $2000.00 through the date of the 2012 Annual Meeting.

Very truly yours,

Laszlo R. Treiber

Enclosure

In 2007 Merck & Co., Inc. paid $4.85 billion to settle approximately 27,000 Vioxx-related lawsuits. On November 22, 2011 it was reported, that Merck & Co., Inc. reached an agreement with the Department of Justice to plead guilty to criminal charges and to pay $950 million to resolve the same along with civil claims.

RESOLVED: I propose that Merck & Co., Inc. file criminal charges against all individuals who had knowledge of the adverse side effects of Vioxx at any stage of drug development and FDA approval process and failed to take the appropriate actions to prevent it from reaching the market. Furthermore, I also propose that all individuals who committed or had knowledge of the acts resulting in Merck's guilty plea to criminal charges to be tried and prosecuted as violators of the laws applicable to illegal drugs.

SUPPORTING STATEMENTS: Vioxx is the inevitable result and compelling evidence of Merck's long-standing support of unethical and criminal conduct as well as incompetence of the privileged elite. While supporting such behavior as the way of doing business, protecting the criminals and setting the stage for marketing a substance known to the Company's Leadership to be harmful, it harassed and forced out employees of demonstrated competence and integrity. Obviously, anyone expressing dissenting opinions had to be removed as they interfered with the grossly irresponsible and illegal drug development and marketing strategies. For the individuals remaining in power and for their associates the personal financial gains were more important than the health and safety of the patients. As the Vioxx-related events unfolded, it became abundantly clear, that Merck Executives and the Board of Directors became unworthy to serve the Company because they allowed them to happen under their watch. None of the health problems associated with most illegal drugs are anywhere near as severe as the consequences of Vioxx "medication". Nevertheless, while our courts are handing down harsh jail sentences for tens of thousands of individuals convicted of minor and virtually harmless drug offenses, the Vioxx-related crimes are settled for money. To reestablish its once untarnished credibility as an ethical pharmaceutical company, it is incumbent upon Merck to initiate criminal prosecution against everyone who has been part of the conspiracy to profit from Vioxx.

EXHIBIT 2

Office of Corporate Staff Counsel

Merck
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100
T 908 423 1000
F 908 735 1218
merck.com

(VIA OVERNIGHT DELIVERY)

December 16, 2011

MERCK

Laszlo R. Treiber, Ph. D

*** FISMA & OMB Memorandum ***

Dear Dr. Treiber:

On December 6, 2011, we received your letter, dated December 3, 2011, submitting a shareholder proposal for inclusion in the proxy materials for the 2012 Annual Meeting of Shareholders.

Rule 14a-8(c) states that each stockholder may submit no more than one proposal to the company for a particular stockholders' meeting. Your submission appears to include more than one distinct proposal. The first proposal, which is found in the first sentence of the paragraph beginning with "RESOLVED," relates to the filing of criminal charges against all individuals who had knowledge of the adverse side effects of Vioxx. The second proposal, is found in the second sentence of the same paragraph, which states: "Furthermore, I also propose that all individuals who committed or had knowledge of the acts resulting in Merck's guilty plea to criminal charges to be tried and prosecuted as violators of the laws applicable to illegal drugs."

As such, your submission is required by Rule 14a-8 to be reduced to a single proposal. If you wish to proceed, within 14 calendar days of your receipt of this letter, you must provide a revised proposal meeting the requirements of Rule 14a-8(c). Otherwise, in accordance with Rule 14a-8(f), Merck will be entitled to exclude all of your proposals.

In the event you correct your submission to include only one proposal, Merck reserves the right, and may seek to exclude the proposal in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-5744. Please direct all further correspondence regarding this matter to my attention.

Very truly yours,

Jimmy Yang
Legal Director

EXHIBIT 3

Laszlo R. Treiber, Ph. D

*** FISMA & OMB Memorandum ***

December 22, 2011

Mr. Jimmy Yang, Esq.
Legal Director
Merck & Co., Inc.
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Dear Mr. Yang:

Thank you very much for your letter of December 16, 2011 advising me about Rule 14a-8(c) pertaining to submission of stockholders proposals to the annual meeting of stockholders. Enclosed please find my revised Proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2012. I express my intention to hold *New* Merck securities valued at least $2000.00 through the date of the 2012 Annual Meeting.

Very truly yours,

Laszlo R. Treiber

Enclosure

In 2007 Merck & Co., Inc. paid $4.85 billion to settle approximately 27,000 Vioxx-related lawsuits. On November 22, 2011 it was reported, that Merck & Co., Inc. reached an agreement with the Department of Justice to plead guilty to criminal charges and to pay $950 million to resolve the same along with civil claims.

RESOLVED: I propose that Merck & Co., Inc. file criminal charges against and prosecute all individuals, whose actions or inactions resulted in Merck's guilty plea.

SUPPORTING STATEMENTS: Vioxx is the inevitable result and compelling evidence of the prevailing conditions at Merck allowing unethical and criminal conduct as well as incompetence of privileged individuals within the Merck organization. While Company Executives and their chosen associates were engaging in activities ultimately leading to the lawsuits and the guilty plea, protecting the criminals and busy setting the stage for marketing a substance known to them to be harmful, they harassed and forced to leave employees of demonstrated competence and integrity. Obviously, all those expressing dissenting opinions had to be silenced and removed as they interfered with the grossly incompetent, irresponsible and illegal drug development and marketing strategies. For the individuals holding power and for their associates the personal financial gains were more important than the health and safety of the patients. As the Vioxx-related events unfolded, it became abundantly clear, that Merck Executives and the Board of Directors became unworthy to lead the Company because they allowed those events to happen under their watch. None of the health problems associated with most illegal drugs are anywhere near as severe as the consequences of Vioxx "medication" as evidenced by the official records. Nevertheless, while our courts are handing down harsh jail sentences for tens of thousands of individuals convicted of minor and virtually harmless drug offenses, the Vioxx-related crimes are settled for money. To reestablish its once untarnished credibility as an ethical pharmaceutical company, it is incumbent upon Merck to initiate criminal prosecution against everyone who has been part of the evidently criminal conspiracy to profit from Vioxx.